Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

VOLUNTARY ANNOUNCEMENT

CONVENING OF 2023 THIRD QUARTER RESULTS BRIEFING

China Life Insurance Company Limited (the “Company”) will publish its 2023 third quarter results on the HKExnews website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 26 October 2023. In order to enable investors to have a deeper and more comprehensive understanding of the 2023 third quarter results and the business operation of the Company, the Company proposes to convene the 2023 third quarter results briefing (the “Results Briefing”) through webcast and text interaction from 7:00 p.m. to 8:15 p.m. on 26 October 2023. Mr. Li Mingguang, the temporary person in charge of the Company, other senior management members and an Independent Non-executive Director of the Company will attend the Results Briefing.

Investors may visit the website of https://roadshowchina.cn to listen to the Results Briefing and raise questions using Q&A function at the scheduled time.

Investors may put forward relevant questions by sending emails to the Company’s investor relations email box: IR@e-chinalife.com by 11:59 p.m. on 24 October 2023, and the common concerned questions will be answered by the Company at the Results Briefing.

Investors may visit the “Investor Relations” section on the Company’s website (www.e-chinalife.com) from 27 October 2023 to listen to the playback of the Results Briefing.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 18 October 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie